U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14-F

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 there under

Commission File Number: 333-163076

Phyhealth Corporation

(Exact name of registrant as specified in its charter)

Delaware	26-1772160
(State or other jurisdiction of incorporation	(IRS Employer Identification Number)

P.O. Box 5578 Alpharetta, Georgia 30023-5578
(Address of Principal Executive Offices)

(740) 632-0920
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.0001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of the Common Stock, par value $0.001 per share (the "Common Stock"), of Phyhealth Corporation (the "Company"), as of July 1, 2015, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this Information Statement in connection with the change in control of the Company.

This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and will be mailed to the stockholders on or about July 30 2015.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

INTRODUCTION

Phyhealth Corporation (the "Company"), effective as of July 8, 2015, entered into a Mining Rights/Stock Purchase Agreement (the "Agreement") with Osceola Gold, Inc. ("Osceola"), a Colorado corporation, and Pizz Inc. ("Pizz"), a Nevada corporation. Osceola is a mining company focusing on the commencement of drilling operations on underdeveloped goldmines, with particular focus on a claim in the well-known Osceola Mining District. More specifically, Osceola has a lease with Pizz to mine and operate a 20 acre gold claim (MAV 5 G) in the Osceola Mining District in White Pine County, Nevada. In addition, Osceola has options on Pizz Inc.'s 985 acre lease and anticipates gaining options on other claims. The Company has agreed to acquire assets from Osceola, and then form a subsidiary with such assets, as its wholly-owned subsidiary, in exchange for shares of Company common stock, representing voting control. On or about July 8, 2015, the Company intends to issue to Pizz 76,500,000 shares of common stock, which will constitute approximately 90.473% of the Company's outstanding shares. The Company ("Phyhealth") will change its name to "Osceola Gold Inc." and apply for a new symbol (preferably "OSCG").

There are no arrangements or understandings by and among members of either the former or new control persons and their associates with respect to election of directors or other matters of the Company except as outlined herein. The current members of the board of directors (Robert Trinka and Richard Goulding) shall appoint Christopher Tarquinio to the board of directors effective immediately (since no change of control by such action) and appoint Mr. Tarquinio as the Company's President and CEO. Messrs. Trinka and Goulding will resign (because of the Section 14(f) requirements underlying this Schedule) as directors and officers of the Company, the effective date of those resignations being 10 days after the mailing of this Schedule 14-F Information Statement to our shareholders. As a result of these actions, effective on forwarding this Schedule 14-F to Company shareholders and 10 days thereafter have passed, Mr. Tarquinio will be the sole director and he will name himself as President, Treasurer and Secretary.

For details of the foregoing, see "Change of Control" below.

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VOTING SECURITIES AND PRINCIPAL HOLDERS

Our common stock is the only class of equity security that the Company has outstanding. Each share of our common stock entitles its holder to one vote at any meeting of our shareholders.

On July 1, 2015, the Company had 8,055,330 shares of common stock issued and outstanding. The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 8, 2015 with respect to each of our officers and directors, all of the directors and executive officers as a group and any other person known by us to beneficially own more than five percent of our common stock.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class

Directors and Executive Officers:

Robert Trinka	5,241,423 shares of common	66.3%
	102,051 shares of Preferred Series A	41.3%

Richard Goulding (2)	58,863 shares of common	0.73%
	122,461 shares of Preferred Series A	12.4%

Christopher Tarquinio (3)	0	0%

All Directors and Executive Officers as a Group (3 individuals)	5,300,286 shares of common	65.8%
	224,513 shares of Preferred Series A	90.9%

5% or greater shareholders:

Capitol Capital Corporation	661,412 shares of common	8.2%

IDGlobal Corporation	1,000,000 shares of common	12.4%

(1) All ownership is beneficial and of record, unless otherwise indicated.

(2) Resignation as a director will be effective on or about July 30, 2015.

(3) Mr. Robert Trinka has beneficial ownership of such shares through his ownership and control of the following persons: Dory S Trinka (his wife); Sea Change Ventures, LLC; RDK Investments, LLC; Trinka Family Partnership, LLC; and Physicians Healthcare Management Group (trading symbol "PHYH")

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MANAGEMENT

Information concerning our management follows.

Name	Age	Position

Christopher Tarquinio	40	CEO, Secretary and Director

Robert Trinka	65	Director (resignation will be effective 10 days after this Schedule is sent to Company shareholders)*

Richard Goulding M.D.	61	Director (resignation will be effective 10 days after this Schedule is sent to Company shareholders)*

*Estimated to occur on or after July 30, 2015.

The following is a brief summary of the background of the Company's officer and future sole director including his principal occupation during the five preceding years. None of the above listed persons is a financial expert as that term is defined by the Securities and Exchange Commission. Mr. Tarquinio will serve as an officer and director until his successor(s) are elected and qualified or until he is removed.

Christopher Tarquinio, born 1975, is a native of Steubenville, Ohio. Mr. Tarquinio was born and raised, went to school and graduated from Franciscan University, graduating with his Bachelor degree in Business Administration (minoring in Finance) in 1997. Following graduation, he served as a financial consultant, first with Natcity Investments and then Nationwide Provident, from January 1999 to July 2004. Mr. Tarquinio then developed a personal trading system to identify movement in select trading markets and individual issuers, starting Tarquinio & Associates as owner-trader from August 2004 to August 2007. Commencing in September 2007 until December 2009, he served as a broker for individual clients investing in the commodities markets at Parlay Financial. In addition, Mr. Tarquinio has served as Managing Partner at Redco Reality with a broad range of responsibilities for that real estate firm from January 2008 to present and, from January 2009 to present, he concurrently served as President as well as compliance and investors relation officer for Kapacke Mining Inc.

Neither Mr. Trinka nor Mr. Tarquinio are independent directors as that term is defined in under applicable securities authority.

CHANGE OF CONTROL

Phyhealth Corporation (the "Company"), effective as of July 8, 2015, entered into a Mining Rights/Stock Purchase Agreement (the "Agreement") with Osceola Gold, Inc. ("Osceola"), a Colorado corporation, and Pizz Inc. ("Pizz"), a Nevada corporation. Osceola is a mining company focusing on the commencement of drilling operations on underdeveloped goldmines, with particular focus on a claim in the well-known Osceola Mining District. Osceola in fact has a lease with Pizz to mine and operate a 20 acre gold claim (MAV 5 G) in the Osceola Mining District in White Pine County, Nevada.

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Osceola has options on Pizz Inc.'s 985 acre lease and anticipates gaining options on other claims. The Company has agreed to acquire assets from Osceola, and then form a subsidiary with such assets, as its wholly-owned subsidiary, in exchange for shares of Company common stock, repre-senting voting control. The Company currently has 200,000,000 authorized common shares, of which, 8,653,853 common shares are issued and outstanding, 10,942,526 fully diluted; with one million (1,000,000) shares of Series A Preferred Shares authorized (247,039 outstanding); and one million (1,000,000) shares of nonvoting Series B Preferred Shares authorized (51,041 outstanding).

The Company's two largest shareholders(IDGlobal Corporation and Robert Trinka) have agreed to enter into a Leak-Out, Dividend Return Agreement, the terms of which include an agreement to limit their sales of Company stock, and an agreement to return 70% of the dividend shares received in connection with the Osceola spinoff transaction described below, upon receipt of such dividend shares.

Moreover, the Company assumes the obligation for convertible debt, pursuant to the terms of the attached Assumption Agreement, promising to pay the notes issued to Josephine Tarquinio, by Kapacke Mining, a Nevada corporation, since the investment byJosephine Tarquinio was for the purpose of developing the Osceola gold mine, known as claim MAV 5G which is located in White Pine County, Nevada with a parcel number of NMC-251809.

More specifically:

  On July 8, 2015, the Company intends to issue to Pizz 76,500,000 shares of common stock, which will constitute approximately 90.473% of the Company's outstanding shares. The current members of the board of directors (Robert Trinka and Richard Goulding) shall appoint Christopher Tarquinio to the board of directors and as President. Messrs. Trinka and Goulding will resign upon this Schedule 14-F becoming effective, some 10 days after this Change of Control Information Statement is sent to Company Shareholders. Once the Schedule 14-F is effective (expected to occur on or about July 30). As a result of these cumulative actions, Mr. Tarquinio will be the sole Company director and he will name himself as President, Treasurer and Secretary.

  The Company ("Phyhealth") will change its name to "Osceola Gold Inc." and apply for a new symbol (preferably "OSCG").

  Within 45 days, the Company's counsel, at Company cost, will cause to be filed all of its delinquent Forms 10-K and Forms 10-Q.

  Also within 45 days, "new" Osceola (formerly Phyhealth"), at its cost, shall file a Form S-1 with the SEC, to become a separate fully reporting company, as a spinoff (the "Spinoff"), with a dividend paid to the existing shareholders. Osceola shall pay all of the expenses incident thereto, including legal expenses, audits, SEC filings, FINRA, etc. Osceola shall prosecute that Form S-1 initiative, engaging legal counsel and a PCAOB accounting firm. Phyhealth, if, and to the extent requested by Osceola, will assist in that process.

  Following the Spinoff, neither Osceola nor its principals shall have any interest in the company left behind (hereinafter referred to as the "Left Behind Company" or "LBC"). Following the Spinoff, LBC will not have any liability as a result of Osceola's activities, including especially anything relating to the Osceola gold mine. Coinciding with the Spinoff, Mr. Tarquinio shall appoint a new board of directors for LBC, and shall resign and any other board members shall also resign and the company shall change its name from "Osceola Gold Inc." Also coinciding with the spinoff, Pizz shall return to LBC the 76,500,000 shares of common stock, and any other shares issued following the closing of this Agreement (the collective amount of which shares so issued shall hereinafter be referred to as the "Osceola Shares Issued"). As a part of the Spinoff, the company spun off (the "Spun-off Company" or "Osceola") shall assume the balance of the debt, if any, owed to Josephine Tarquinio (as assumed pursuant to the attached Assumption Agreement Exhibit D), promising to pay the balance of such notes and relieving LBC of any further liability with respect thereto. In addition, to the extent that any Osceola Shares Issued cannot be returned to LBC or which are not so returned (such Osceola Shares Issued less the shares returned to LBC being hereinafter referred to as the "Expended Shares"), as a part of the Spinoff, included in the Form S-1 filing, the Spun-off Company shall issue to LBC a number of shares in the Spun-off Company (such number being herein referred to as the "Payback Shares"). The number of Payback Shares shall be $25,000 divided by the average closing price of the Spun-off Company, for the 30 day period following the effective date of the Spinoff.

  The Company shall pay all expenses relating to necessary FINRA filings, OTCMarkets filings (except for the subscription services) and stock transfer agent fees.

  Upon the ordering of the stock transfer agent to issue to Pizz, the Control Block, Osceola shall pay its securities counsel $50,000 in accordance with its April 28, 2015 Engagement Agreement, extinguishing any further liability pursuant to the terms thereof.

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MISCELLANEOUS DISCLOSURES

Audit, Nominating and Compensation Committees

Our Board of Directors, currently comprised of only two directors, does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost associated with such committees has not been justified under our current circumstances.

Our Board believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication.

Our Board of Directors does not currently have a policy for the qualification, identification, evaluation or consideration of board candidates and does not think that such a policy is necessary at this time, because it believes that, given the small size of our Company, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level. Currently the entire Board decides on nominees.

Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. We do not have any restrictions on shareholder nominations under our articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada law and the federal proxy rules. The Board will consider suggestions from individual shareholders, subject to an evaluation of the person's merits. Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Code of Ethics

The Company has not adopted a code of ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Communication to the Board of Directors

Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to the Board of Directors or to one or more directors, specifying the director or directors by name, and sending the communication to our offices in Alpharetta, Georgia. Communications addressed to the Board of Directors as a whole will be delivered to each board member. Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

Meetings of the Board of Directors and Stockholders

Our Board of Directors held no formal meetings during the years ended December 31, 2014 and 2013. We have not adopted any policy with regard to Board members' attendance at annual meetings of security holders. No annual meeting of stockholders was held in 2014 or 2013, as we elected not to conduct the same in order to conserve operating capital.

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Executive Compensation: Summary Compensation Table

The summary compensation table below shows certain compensation information paid for services rendered in all capacities to us by our principal executive officer and by each other executive officer whose total annual salary and bonus exceeded $100,000 during the years ending December 31, 2014 and 2013. Other than as set forth below, no executive officer's total annual compensation exceeded $100,000 during our last fiscal period.

Name and Principal Position	Year	Salary	All Other Compensation	Total

Robert Trinka	2014	$0	$ -	$0
President and Chief Financial Officer
	2013	$0	$ -	$0

We have not had employment agreements with our officers. We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our current officers. We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control of us or a change of their responsibilities following a change-in-control.

None of our directors received any compensation for service as a director during our fiscal year ended December 31, 2014 or for the fiscal year ended December 31, 2013.

Our Board of Directors does not have a "leadership structure" since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

The amount of compensation to be paid to our new CEO has not yet been determined.

Certain Relationships and Related Transactions, and Director Independence

Transactions with Officers and Directors

Since July 8, 2015, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or will be a party:

  in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and
  in which any director, executive officer, stockholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Conflicts of Interest

We have not adopted any policies or procedures for the review, approval or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

[Balance of Page Intentionally Left Blank]

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COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% members are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. New management, once there has been a change of control, will comply with such requirements going forward.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. While the Company is currently delinquent in its reports to the SEC, new management is committed to bring those delinquent reports current. You may read and copy any document filed (or that we may file) at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filing are also available to the public from the SEC's website at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Schedule 14-F Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

PHYHEALTH CORPORATION

Dated: July 8, 2015	By:	/s/ Christopher Tarquinio
Christopher Tarquinio
President and Chief Executive Officer

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